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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

THE DEWOLFE COMPANIES, INC.
(Name of Subject Company)

THE DEWOLFE COMPANIES, INC.
(Name of Person Filing Statement)

Common Stock, $.01 par value per share
(Title of Class of Securities)

252115100
(CUSIP Number of Class of Securities)

Richard B. DeWolfe
Chairman and Chief Executive Officer
The DeWolfe Companies, Inc.
80 Hayden Avenue
Lexington, Massachusetts 02421-7962
(781) 863-5858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Richard R. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is The DeWolfe Companies, Inc., a corporation formed under the laws of the Commonwealth of Massachusetts ("DeWolfe" or the "Company"). The address of the principal executive offices of the Company is 80 Hayden Avenue, Lexington, Massachusetts 02421-7962. The telephone number of the principal executive offices of the Company is (781) 863-5858.

        The title of the class of securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of the Company ("Common Stock"). As of July 31, 2002, there were 5,730,225 shares of Common Stock outstanding and 3,136,038 shares of Common Stock issuable upon exercise of outstanding stock options of the Company.

Item 2. Identity and Background of Filing Person.

        This Schedule 14D-9 is being filed by the subject company, The DeWolfe Companies, Inc. The contact information for the Company is listed in Item 1 above.

        This Schedule 14D-9 relates to the tender offer by Timber Acquisition Corporation, a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of NRT Incorporated, a Delaware corporation ("Parent") and an indirect wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), disclosed in a Tender Offer Statement on Schedule TO filed by Cendant, the Purchaser and Parent (the "Schedule TO"), dated August 14, 2002, offering to purchase all outstanding shares of Common Stock on a fully-diluted basis (the "Shares"), at a purchase price of $19.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2002 (the "Offer to Purchase"), which is being mailed to the Company's stockholders (the "Stockholders") with this Schedule 14D-9 and is filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference, and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, which is incorporated herein by reference (which Offer to Purchase and Letter of Transmittal, as may be amended and supplemented from time to time, together constitute the "Offer").

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 12, 2002, by and among Parent, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company to be the surviving entity in such merger or, if the Purchaser has acquired at least 90% of the outstanding Shares, the Company will be merged with and into the Purchaser, with the Purchaser being the surviving entity in such merger (either case being referred to herein as, the "Merger"). At the time at which the Merger becomes effective, the entity surviving the Merger will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Parent or obtained from reports or statements filed by the Purchaser or Parent with the Securities and Exchange Commission (the "Commission"), including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in

Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser or Parent, or their respective executive officers, directors or affiliates.

  Confidentiality Agreement

        The Company and Parent entered into a Confidentiality Agreement, dated June 14, 2002 (the "Confidentiality Agreement") in connection with the consideration of a possible negotiated transaction regarding the acquisition by Parent of the Company's outstanding capital stock, pursuant to which Parent and its representatives agreed to keep confidential certain information provided by the Company or its representatives. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

  The Merger Agreement

        Parent, the Purchaser and the Company have entered into the Merger Agreement. A summary of certain material terms of the Offer and the Merger Agreement is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

  Transaction Option Agreement

        The Company and Parent entered into a Stock Option Agreement, dated as of August 12, 2002 (the "Transaction Option Agreement"). Under the Transaction Option Agreement, the Company has granted to Parent an option (the "Transaction Option") to purchase up to that number of newly issued shares of Common Stock (the "Transaction Option Shares") that is equal to the number of shares that, when added to the number of Shares owned by Purchaser and its affiliates immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding on a fully-diluted basis (giving effect to the issuance of the Transaction Option Shares) for consideration per Transaction Option Share equal to the highest price offered by Purchaser in the Offer; provided, further, that the number of Transaction Option Shares shall not exceed that number equal to 19.9% of Shares outstanding on the date of the Transaction Option Agreement; provided, further, that the Transaction Option is only exercisable in the event that the Purchaser completes the Offer. A summary of the terms of the Transaction Option Agreement is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Transaction Option Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

  Tender and Voting Agreements

        Parent and the Purchaser have entered into Tender and Voting Agreements (the "Tender and Voting Agreements") with each of Richard B. DeWolfe, Marcia C. DeWolfe, Patricia A. Griffin, Paul J. Harrington, James A. Marcotte, Robert McCauley, James McKeon, R. Robert Popeo, Robert N. Sibcy and A. Clinton Allen (the "Tendering Stockholders"), each dated as of August 12, 2002. Under the Tender and Voting Agreements, each of the Tendering Stockholders has agreed to tender all of his or her respective Shares in the Offer, and not to withdraw such Shares from the Offer unless the Offer or the Merger Agreement is terminated; provided, however, that the Tender and Voting Agreement of Richard B. DeWolfe provides that he shall not withdraw his Shares from the Offer unless the Offer is terminated. A summary of the terms of the Tender and Voting Agreements is incorporated herein by reference to the Introduction and Section 13 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Form of Tender and Voting Agreement which is filed as Exhibit (d)(2) to the Schedule TO and the Form of Tender and

Voting Agreement of Richard B. DeWolfe which is filed as Exhibit (d)(3) to the Schedule TO, each of which is incorporated herein by reference.

  Non-Competition Agreements

        The Company has entered into Non-Competition Agreements (the "Non-Competition Agreements") with each of Richard B. DeWolfe, Marcia C. DeWolfe, Patricia A. Griffin, Paul J. Harrington, James A. Marcotte, James McKeon, Richard J. Loughlin, Jr. and Robert N. Sibcy (the "Restricted Parties"). Pursuant to the Non-Competition Agreements, each of the Restricted Parties has agreed that he or she will not engage in certain activities deemed to be competitive with the Company or any successor thereto and certain affiliates of the foregoing, within a fifty-mile radius of any office location of the Company or any of such affiliates in existence as of August 12, 2002, for the period that is the greater of (i) twelve months after the date of the termination of such person's employment by, or in the case of Robert N. Sibcy, termination of his services as a director of, the Company, or any successor thereto, and (ii) a period of time ranging, on a case by case basis, from one to ten years. The Non-Competition Agreements also limit the ability of the Restricted Parties to solicit employees and clients of the Company, any successor thereto and certain affiliates of the foregoing. This summary and description does not purport to be complete and is qualified in its entirety by reference to the Form of Non-Competition Agreement filed as Exhibit (e)(7) to this Schedule 14D-9 and which is incorporated herein by reference.

  Use of Name Agreement

        In connection with the consummation of the Merger, Parent has entered into a Use of Name Agreement (a "Use of Name Agreement") with each of Richard B. DeWolfe, Marcia C. DeWolfe and Patricia A. Griffin (the "Named Individuals"), all of whom are members of the DeWolfe family who own rights relating to the DeWolfe name. Under the terms of the Use of Name Agreements, each of the Named Individuals will provide Parent with the exclusive right, for a period of 20 years, to use the DeWolfe name in connection with real estate brokerage, referral and property management, relocation, mortgage brokerage and banking, insurance brokerage and title insurance and escrow services, and the provision of related products and services (collectively, the "Services"). The Use of Name Agreements will also restrict each of the Named Individuals from, among other things, using, franchising, licensing or co-branding the DeWolfe name, or any variation thereof, with any name or mark of any third party that is involved with the Services. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Form of Use of Name Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and which is incorporated herein by reference.

  Repayment of Shareholder Loans

        Richard B. DeWolfe, Marcia C. DeWolfe and Paul J. Harrington each have loans outstanding from the Company in the amounts of $2,922,064, $40,800 and $408,550, respectively. These loans will be repaid in full by such Stockholders immediately prior to the purchase of any Shares by the Purchaser pursuant to the Offer.

  Employee Severance Policy

        The Company has an Employee Severance Policy in effect that would provide severance benefits to employees of the Company, if their employment with the Company is terminated by the Company, or any successor thereto, prior to June 12, 2003, other than for Cause (as defined in the Employee Severance Policy), equal to the greater of (i) the employee's severance entitlement under any written employment agreement in existence as of August 12, 2002, and (ii) an amount that varies by employee based upon seniority and length of service with the Company, but which in no case exceeds twelve months of such employee's base salary.

  Stock Option Plans

        The Merger Agreement provides that, on the Option Cancellation Date (as defined in the Merger Agreement), each outstanding stock option or similar right to acquire Shares (each, an "Option") issued pursuant to the Company's 1998 Stock Option Plan, 1992 Stock Option Plan and 1992 Non-Employee Director Plan (collectively, the "Option Plans") and under any Option agreements entered into outside of the Option Plans ("Non-Plan Option Agreements"), whether or not then exercisable or vested, will, immediately prior to the Option Cancellation Date, be cancelled and, in consideration of such cancellation, the Company will pay to the holder of each such Option an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Option, and (ii) the number of Shares subject to such Option (such payment, if any, to be net of applicable withholding and excise taxes). The Company has agreed under the Merger Agreement to take certain actions to ensure that, as of the Option Cancellation Date, each of the Option Plans and Non-Plan Option Agreements will be terminated.

  Stock Purchase Plan

        Upon execution of the Merger Agreement, the Company terminated the Company Stock Purchase Plan, which provided each employee of the Company the opportunity to have a fixed amount deducted, after withholding of all applicable taxes, from their payroll and forwarded, on their behalf, to an account maintained by such employee with the Company's transfer agent. Amounts deposited to such accounts were then used to purchase shares of Common Stock at the prevailing market price on the date of such purchase.

  Employment Agreements

        The Company has executed employment agreements containing severance provisions with certain executive employees, which severance provisions are summarized below. The following summaries do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were listed as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed with the Commission on March 27, 2002 (the "Filing Date") and which are incorporated herein by reference:

  •
  Each of Richard B. DeWolfe, Chairman and Chief Executive Officer; Patricia A. Griffin, President of DeWolfe Relocation and Corporate Services; Paul J. Harrington, President and Chief Operating Officer; Richard A. Pucci, President of The DeWolfe Insurance Company, Inc.; Richard J. Loughlin, Jr., President of The DeWolfe Company, Inc. has an employment agreement providing for the payment of severance compensation in the amount of one year's base pay in the event that his or her employment is terminated by the Company without Cause (as defined in the respective agreements). Since the Filing Date, Richard B. DeWolfe's employment agreement has been amended to decrease the amount of the severance payment from two years to one year and Richard Loughlin's employment agreement has been amended to increase the amount of the severance payment from four weeks to one year.
  •
  Each of Charles A. Ferraro, President of DeWolfe Mortgages; and John R. Penrose, President of DeWolfe.com, has an employment agreement with the Company that provides for the payment of severance compensation in the amount of six month's base pay in the event that his employment is terminated by the Company without Cause (as defined in the respective agreements).
  •
  James A. Marcotte, Chief Financial Officer, has an employment agreement providing for the payment of severance compensation in the amount of three month's base pay, plus an additional three month's base pay for each year of service completed, up to a maximum of $125,000, payable over a period of one year in the event that his employment is terminated by the Company without Cause (as defined in the agreement).

  Indemnification and Insurance

        The Merger Agreement provides that, for a period of six years after the time at which the Merger becomes effective, the Company, or any successor thereto, will indemnify, defend and hold harmless the present and former officers and directors of the Company and the Company's subsidiaries, and persons who become any of the foregoing prior to the time at which the Merger becomes effective, against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement, provided that any such settlement is effected with the written consent of Parent or the Company, or any successor thereto, which consent will not unreasonably be withheld) arising out of actions or omissions occurring at or prior to the time at which the Merger becomes effective, to the full extent permissible under applicable provisions of the Massachusetts Business Corporation Law, the terms of the Company's articles of organization or bylaws, and any agreements in effect on August 12, 2002; provided, however, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims. The Merger Agreement also provides that the Parent or the Company, or any successor thereto, shall maintain the Company's existing officers' and directors' liability insurance, or policies of substantially equivalent coverage and amount, for a period of not less than six years after the time at which the Merger becomes effective; provided however, that in no event shall Parent or the Company, or any successor thereto, be required to pay aggregate annual premiums for insurance in excess of $100,000.

  Potential Interests of Certain Directors and Executive Officers

        Certain directors and executive officers of the Company have interests in connection with the Offer that may be different from or in addition to the interests of Stockholders generally, as summarized below.

        The executive officers and directors of the Company who hold Options will receive the cash payments for their Options on the same terms and conditions as are applicable to all other holders of Options. As of July 31, 2002, the directors and executive officers of the Company held Options to acquire an aggregate of 2,136,004 Shares, with exercise prices ranging from $2.33 to $11.42 per Share.

        Executive officers and directors of the Company who tender their Shares in the Offer will receive the same Offer Price on the same terms as set forth in the Offer to Purchase. As of July 31, 2002, the directors and executive officers of the Company owned an aggregate of 6,279,953 Shares. Assuming all members of the Board and all executive officers tender their Shares in the Offer, they would receive an aggregate of $106,357,854 in exchange for their Shares.

        The executive officers and directors of the Company are also covered by indemnification arrangements with the Company. See "Indemnification", above.

Item 4. The Solicitation or Recommendation

  Position of the Board of Directors.

        At a meeting held on August 12, 2002, the Board of Directors of the Company (the "Board") unanimously:

  •
  Determined that the terms of the Offer, the Merger, the Merger Agreement, the Transaction Option Agreement and the Non-Competition Agreements and the transactions contemplated thereby and by the Tender and Voting Agreements are advisable and fair to, and in the best interests of, the Company and the Stockholders;

  •
  Approved the Merger Agreement, the Transaction Option Agreement, the Non-Competition Agreements and the transactions contemplated thereby and by the Tender and Voting Agreements, including the Offer and the Merger; and
  •
  Determined to recommend that the Stockholders accept the Offer, tender their shares to the Purchaser pursuant thereto and, in the event that Stockholder approval is required to consummate the Merger, approve and adopt the Merger Agreement.

        Therefore, the Board recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

        This recommendation is based in part on a written opinion dated August 12, 2002 (the "Fairness Opinion") of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan"), an investment banking firm and the Company's financial advisor, in connection with the Offer and the Merger, to the Board to the effect that the consideration to be received by the Stockholders in the Offer and the Merger is fair to the Stockholders from a financial point of view. The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by Houlihan in rendering its Fairness Opinion. The full text of the Fairness Opinion is set forth in Annex B of this Schedule 14D-9 and is attached as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference. The Stockholders are urged to read the Fairness Opinion in its entirety.

        Background of the Offer and the Merger

        Since its incorporation in 1984, the Company has grown to become the largest provider of integrated residential homeowner services in New England. During the 1996 - 2000 period, the Company experienced rapid revenue growth. Real estate brokerage revenues grew from approximately $90.3 million to approximately $202.9 million, while mortgage revenues grew from approximately $4.5 million to approximately $7.7 million. During the past two years, the Company has sustained a growth rate of approximately 10% per year in revenue and 15% per year in net income. The Company's revenue growth largely resulted from a healthy housing market in New England in the late 1990s, with significant home price appreciation. In addition, through this period, the Company pursued a strategy of growth through the strategic acquisition of independent real estate brokerage businesses. During this period, the Company was able to increase its market share, service share and operating margins. However, the Company does not believe it can sustain these growth rates in a declining market, should such occur.

        Furthermore, the Company has historically held the view that its stock has been undervalued, due to, among other factors, its status as a micro-cap stock, its affiliation with the real estate industry, its regionally limited operations and the limited trading volume of its shares. As the Company's revenue growth flattened between 1999 and 2002, the Company's ability to grow through strategic acquisitions using internally generated funds declined. Under the circumstances, the Company believes that the use of additional debt to finance strategic acquisitions is financially imprudent.

        In view of the foregoing concerns, in late 2001, senior management of the Company met with an investment bank other than Houlihan, to contemplate a public offering of the Company's Common Stock to finance its strategy of continued growth through strategic acquisitions. The investment bank estimated that the Company could raise approximately $30 - 40 million in proceeds in an equity offering, but the Company ultimately decided that the proposed offering and acquisition strategy were too risky given the potential for a slowdown in the housing market, which would greatly reduce the accretive impact on net income of any acquisitions financed by such an offering.

        On three occasions between 1998 and 2000, representatives of Parent contacted senior management of the Company to discuss, on an informal basis, the possibility of a transaction involving Parent and the Company. On each occasion, the Company indicated that it intended to remain independent. None of these discussions resulted in Parent presenting a specific acquisition proposal to the Company.

        Early in the first quarter of 2002, representatives of Parent contacted Richard B. DeWolfe, Chairman and Chief Executive Officer of the Company, to express an interest in a possible acquisition of the Company. In response to Parent's request, Mr. DeWolfe indicated that, while the Company was committed to remaining independent, it would review any reasonable proposal presented to it.

        In late April 2002, Mr. DeWolfe contacted representatives of Parent. While reiterating the Company's intention to remain independent, Mr. DeWolfe agreed to meet with representatives of Parent on May 3, 2002 to discuss Parent's interest in pursuing a possible transaction.

        Subsequent to learning of the late April 2002 discussion between Mr. DeWolfe and representatives of Parent, senior management of the Company contacted two other companies in the real estate industry that the Company believed could have the financial resources to acquire, and might be interested in acquiring, the Company, to gauge their level of interest and their possible valuation of the Company in connection with a possible sale of the Company. One of the companies contacted indicated that its interest in the Company was limited to a possible franchise relationship with the Company. The other company (the "Other Interested Party"), after discussion with the Company's management and a review of the Company's financial information, informed the Company of the range of EBITDA (defined as the Company's earnings before interest, taxes, depreciation and amortization) multiples at which it was prepared, on a preliminary basis, to value the Company. The Other Interested Party also indicated that a lower multiple of EBITDA would apply to its valuation of the Company's mortgage business.

        Prior to May 2002, senior management of the Company had initiated discussions with the members of the Board with respect to three possible alternatives for maximizing stockholder value, including: (i) a "status quo" approach of continuing the Company's existing strategy of paying down long-term debt, increasing profits from current operations and paying dividends; (ii) raising additional capital for strategic acquisitions of companies beyond the Company's current regional scope; and (iii) selling the Company to a third party.

        With respect to the status quo alternative, senior management of the Company presented its views that the Company's growth rates in recent years largely were the result of a healthy housing market in New England in the late 1990s, including significant home price appreciation during such time period, which allowed the Company to increase market share, service share and operating margins. Accordingly, senior management believed that the Company's current growth rates could only be sustained in a stable housing market, and not in a declining one. This belief was based on the projected impact a declining housing market would have on earnings per share. Additionally, senior management believed that earnings per share, on a diluted basis, could be adversely impacted by stock options granted in past years to certain of the Company's employees at lower exercise prices. Furthermore, senior management believed that its competitors in the real estate and mortgage businesses were focusing on increasing their market share by reducing their price for services, which was beginning to place pressure on the Company's operating margins. The Company believed that while it was better positioned to manage this pressure than its historical competitors, new challengers with lower cost structures had begun to enter the market. Senior management believed, therefore, that the Company's ability to sell the value of its services would become more difficult in the near-term, particularly in an environment where managing costs would be a critical factor in the Company's ability to separate itself from its competitors.

        With respect to a possible strategy of acquiring real estate firms beyond the Company's existing market areas, senior management noted that, although the Company's current working capital was sufficient to maintain current growth trends and pay down the debt associated with previous acquisitions, it would not be adequate to finance accelerated growth through additional strategic acquisitions over a longer term.

        Regarding the possible sale of the Company, it was noted that, while the Company's policy has been to remain independent, the Company has never refused to consider the merits of any inquiries from prospective acquirers.

        On May 3, 2002, representatives of the Company met with senior representatives of Parent and Cendant, at which time Parent again expressed its interest in a possible acquisition of the Company. During this meeting, the Company reiterated its policy to remain independent, but agreed that it would be willing to review any reasonable proposals.

        On May 7, 2002, the Company confidentially provided Parent with certain historical financial data intended to assist it in its calculation of the Company's EBITDA adjusted to exclude certain non-recurring and other items. Parent used this information, and the public information available with respect to the Company, to determine a preliminary, non-binding valuation of the Company.

        On May 10, 2002, the Company met with the representatives of the Other Interested Party to discuss its interest in acquiring all of the Company's outstanding shares of Common Stock. At that meeting, the Company reiterated its commitment to remain independent, but agreed to review any reasonable proposals.

        On that day, Parent sent the Company a preliminary, non-binding proposal based on adjusted EBITDA for the acquisition of the Shares at a price in the range of $14.00 - 15.50 per Share.

        On May 13, 2002, the Other Interested Party, by telephone, informed the Company of its estimate of the Company's valuation, based upon public, year-end financial data. Additionally, the Other Interested Party reiterated its earlier position that it would apply a lower multiple of EBITDA to its valuation of the Company's mortgage business. The Other Interested Party's estimated valuation of the Company was within the estimated valuation range initially communicated to the Company in April 2002.

        Additionally, on May 13, 2002, the Company's President also informed Parent by letter that, while the Company's policy was to remain independent, it had reviewed Parent's preliminary, non-binding valuation proposal and determined that it represented an inadequate value for the Company. In particular, the letter explained that, even using Parent's stated preliminary valuation approach, a substantially higher valuation of the Company would result from the application of a higher multiple of the EBITDA adjusted to exclude certain non-recurring and other items, consideration of certain additional working capital items, calculating the Company's earnings for the twelve month period ended April 30, 2002, rather than March 31, 2002, as suggested by Parent, and a review of certain historic expense items. In order to assist the Parent in its valuation, the Company provided Parent with additional information.

        On May 14 and 15, 2002, representatives of the Company and Parent discussed, by telephone, Parent's valuation of the Company.

        Additionally, on May 15, 2002, the Company's President informed the Other Interested Party, by letter, that, while the Company's policy was to remain independent, it had reviewed the Other Interested Party's proposed valuation and determined that it represented an inadequate valuation of the Company. In particular, the letter explained that, even using the Other Interested Party's stated valuation approach, a substantially higher valuation of the Company would result from a different interpretation of the Company's financial information. The letter also included certain financial data intended to assist the Other Interested Party in its calculation of the Company's EBITDA adjusted to exclude certain non-recurring and other items. This information provided confidentially was substantially the same as that given by the Company to Parent on May 13, 2002.

        On May 17, 2002, the Other Interested Party informed the Company by telephone that, after further evaluation, it was prepared to value the Company at no more than the high end of the range of EBITDA multiples previously communicated by it to the Company.

        At a regularly scheduled Board meeting on May 21, 2002, senior management of the Company informed the Board of the discussions between Mr. DeWolfe and Parent in late April and the subsequent meeting held on May 3, 2002. Management also informed the Board of the discussions that had taken place between Mr. DeWolfe and the Other Interested Party. Management of the Company discussed the various conversations and the meeting with Parent on May 3, 2002 and recommended, and the Board concurred that, the Board be open to considering any reasonable inquiries that might be received from Parent, the Other Interested Party or any other potential acquiror.

        On May 23, 2002, Parent sent the Company a revised, non-binding proposal for the acquisition of the Company's Common Stock at a price of $17.00 per Share. The revised per Share valuation reflected Parent's views as to the multiple of the Company's adjusted EBITDA, certain working capital items and the treatment of certain historic expenses.

        On May 24, 2002, the Company responded to Parent's proposal by reiterating that its policy was to remain independent because Parent's offer did not represent an adequate value for the Company. The Company agreed to provide Parent a limited amount of additional information in order to assist Parent's analysis of the Company's value and subsequently did so confidentially.

        On June 14, 2002, the Company and the Other Interested Party executed a Confidentiality Agreement, pursuant to which the Company provided the Other Interested Party a limited amount of information to assist the Other Interested Party in its valuation of the Company.

        On June 14, 2002, the Company and Parent entered into a Confidentiality Agreement under which Parent had received and would receive and evaluate confidential information relating to the financial condition and general business operations of the Company. Subsequently, the Company continued to provide Parent confidential information pursuant to the Confidentiality Agreement.

        On June 20, 2002, as a result of its review of information provided by the Company, Parent expressed its interest to purchase all of the Company's issued and outstanding Shares at a price of $18.33 per Share. At that time, the Company agreed to meet with Parent on July 1, 2002 to discuss Parent's offer.

        On July 1, 2002, representatives of Parent and its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), and the Company and its legal advisor, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. ("Mintz Levin"), met to discuss Parent's proposed $18.33 valuation of the Company. As a result of the meeting, Parent increased its preliminary, non-binding offer to $19.00 per Share. The parties also discussed, on a preliminary basis, timing, structure and other issues relating to the consummation of any possible acquisition transaction.

        On July 2, 2002, the Board met to discuss Parent's offer. The Board noted that Parent's offer price was substantially in excess of the prevailing market price for the Shares, and exceeded the highest trading price paid for the Shares. The Board, by unanimous resolution, determined that the Company had an interest in pursuing Parent's proposal, and that the Company should continue to negotiate with Parent. The Board agreed that the Company would not enter into any exclusivity agreement with Parent or any other potential acquirer prior to the execution and delivery of a definitive merger agreement, in order to give the Board flexibility to respond to any competing offer. By unanimous resolution, the Board also designated two independent directors of the Company, R. Robert Popeo and Paul Del Rossi (the "Independent Directors"), to conduct a separate review of any proposed transaction to determine the fairness of any such transaction to Stockholders other than Messrs. DeWolfe, Sibcy and Allen. The Board also determined, by unanimous resolution, that it should retain a financial advisor to conduct an independent review and issue an opinion with respect to the fairness, from a financial point of view, of the amount of the consideration in any offer to acquire the Company. The Company's management had previously solicited proposals from several financial advisors with the necessary experience to issue such an opinion. After reviewing the proposals, the Board selected Houlihan as its financial advisor for the purpose of delivering a fairness opinion in connection with any offer to acquire the Company. The Board noted that it had selected Houlihan on the basis of its independent institutional knowledge of the Company's industry and immediate relevant experience.

        Commencing on July 2, 2002, the Company established a data room (the "Data Room") containing the Company's due diligence materials at the offices of Mintz Levin in Boston, Massachusetts in order to make those materials available to any party interested in acquiring the Company. Between July 2, 2002 and continuing through August 12, 2002, representatives of Parent,

Skadden Arps and Parent's accounting and tax advisor, Deloitte & Touche LLP ("Deloitte"), commenced a due diligence review of the Company. As part of that process, Parent, Skadden Arps and Deloitte made several visits to the Data Room and to the Company's headquarters in Lexington, Massachusetts to review due diligence materials relating to the Company and its subsidiaries and to interview management.

        On July 19, 2002, Skadden Arps provided the Company with drafts of a merger agreement and related transaction documents. From July 19, 2002 to August 11, 2002, representatives of Parent, the Company, Skadden Arps and Mintz Levin negotiated the Merger Agreement, the Tender and Voting Agreements, the Transaction Option Agreement, the Use of Name Agreements and the Non-Competition Agreements. Negotiations regarding the Merger Agreement included, among other things, the circumstances under which Parent would be permitted to extend the term of the Offer and provide for a subsequent offering period, the conditions to the Offer (including the circumstances under which an event or occurrence having a "Material Adverse Effect" on the Company could be deemed to have occurred), the scope of the non-solicitation provision, the circumstances under which the Board would be permitted to withdraw its recommendation in favor of the Offer and the Merger, the circumstances under which the Offer and the Merger Agreement could be terminated, and the circumstances under which a termination fee would be payable if the Merger Agreement were terminated. Negotiations regarding the Tender and Voting Agreements included, among other things, the circumstances under which the Tender and Voting Agreements could be terminated by the Stockholders who are parties thereto, including in the event that the Merger Agreement is terminated.

        On July 26, 2002, a senior representative of the Other Interested Party contacted Mr. DeWolfe, by telephone, to inquire as to whether the Company was continuing to consider its alternatives. The representative also expressed the Other Interested Party's continuing interest in the possibility of acquiring the Company. Mr. DeWolfe replied that, if the Other Interested Party continued to have such interest and intended to make a proposal, it should do so promptly. He referred the representative to the Company's press release relating to its second quarter financial results and suggested that, if the representative wanted to obtain further information regarding such financial results, he should contact Paul J. Harrington, the Company's President and Chief Operating Officer.

        On August 8, 2002, Mr. DeWolfe contacted a senior representative of the Other Interested Party to determine whether it remained interested in acquiring the Company. At that time, the Other Interested Party informed Mr. DeWolfe that the preliminary, non-binding valuation previously communicated to the Company was the highest valuation the Other Interested Party would ascribe to the Company's Shares. Mr. DeWolfe reiterated the Company's view that the Other Interested Party's price did not reflect an adequate value for the Company. The Other Interested Party's non-binding proposed valuation of the Company remained significantly lower than the non-binding proposed valuation offered by Parent.

        Later that day, the Board met to review the Offer, the Merger, the Merger Agreement, the Tender and Voting Agreements, the Transaction Option Agreement and the Non-Competition Agreements. At the meeting, representatives of Mintz Levin described the merger negotiations and presented a summary of the terms and conditions of the various agreements. Houlihan reviewed its financial analysis of the consideration to be paid in the Offer and the Merger and indicated that it was prepared to deliver its opinion to the effect that, as of the date of such opinion and subject to the qualifications, assumptions and limitations stated in its opinion, the price to be paid to the public Stockholders pursuant to the Offer and the Merger was fair to such Stockholders from a financial point of view. The Board was also advised of the status of discussions with the Other Interested Party. Mr. DeWolfe informed the Board of his conversation with the senior representative of the Other Interested Party earlier that day and that the Other Interested Party's non-binding proposed valuation remained significantly lower than the non-binding proposal valuation of Parent. The Board then agreed to meet on August 12, 2002 to review the Offer, the Merger, the final forms of the agreements and the final fairness opinion to be delivered by Houlihan.

        Upon the conclusion of the meeting, the Independent Directors met with representatives of Mintz Levin and discussed the Offer and the Merger, and agreed that the transaction was fair to the Stockholders other than Messrs. DeWolfe, Sibcy and Allen.

        On August 9, 2002, the Executive Committee of Cendant's Board of Directors approved the Offer and the Merger and the Board of Directors of each of Parent and Purchaser approved the Offer and the Merger and the Merger Agreement, the Transaction Option Agreement, the Tender and Voting Agreements and the Use of Name Agreements.

        On August 12, 2002, at 7:30 AM (Eastern Daylight Time), the Board met to review the Offer, Merger, and the final forms of the Merger Agreement, Tender and Voting Agreements, Transaction Option Agreement, the Non-Competion Agreements and the Fairness Opinion, as delivered by Houlihan in its final form. The Independent Directors advised the Board of their view that the Offer and Merger were fair from a financial point of view to all the Company's Stockholders other than Messrs. DeWolfe, Sibcy and Allen. Then, the Board unanimously approved the Offer, the Merger, the Merger Agreement, the Transaction Option Agreement and the Non-Competition Agreements and the transactions contemplated thereby and by the Tender and Voting Agreements. Before the opening of normal trading on the American Stock Exchange, where the Common Stock is traded, the Merger Agreement, the Tender and Voting Agreements and the Transaction Option Agreement were finalized and executed, which execution was announced in a joint press release by the Company and Parent.

        Parent commenced the Offer on August 14, 2002.

Reasons for the Board's Recommendations; Factors Considered

        In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer, tender their Shares pursuant thereto and, in the event that Stockholder approval is required to consummate the Merger, approve and adopt the Merger Agreement, the Board considered a number of factors including, but not limited to, the factors listed below. The following discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others.

  Prospects of the Company

        The Board considered the Company's prospects including the following:

  •
  During the 1996-2000 period, the Company experienced rapid revenue growth which was largely the result of a healthy housing market in New England in the late 1990s, and the Company's strategic acquisitions of other independent real estate brokerage businesses in the New England region.

  •
  The Company believes that its current growth rates and the internal generation of adequate financial resources to fund future strategic acquistions can only be sustained in a stable housing market and not in a declining one.

  •
  The Company believes that there are few remaining targets for strategic acquisition in the New England region and that it cannot anticipate any substantial amount of further growth through acquisitions.

  •
  The Company is facing strong competition in the real estate and mortgage businesses, including from non-traditional challengers with lower cost structures, which is beginning to place pressure on the Company's operating margins.

  •
  The Company believes that its ability to sell the value of its services will become more difficult in the near-term.

  Fairness of the Offer Price; Summary of the Fairness Opinion

        The Board took into account the opinion of Houlihan that, as of August 12, 2002, the date on which the Board approved the Offer, the Merger, the Merger Agreement and related transaction documents, the Offer Price proposed in the Offer and the Merger was fair, from a financial point of view, to the public Stockholders. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan is attached to this Schedule 14D-9 as Annex B and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. The Fairness Opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in cash in the Offer and the Merger by the Stockholders and is not intended to constitute and does not constitute a recommendation as to whether any Stockholder should tender their Shares in the Offer or as to any other matters relating to the Offer or the Merger. Company Stockholders are urged to read such Fairness Opinion carefully in its entirety.

        As compensation to Houlihan for its services in connection with the Offer and Merger, the Company agreed to pay Houlihan an aggregate fee of $250,000, in addition to Houlihan's expenses in connection therewith. No portion of Houlihan's fee is contingent upon the successful completion of the Offer and Merger, any other related transaction, or the conclusions reached in the Fairness Opinion. The Company also agreed to indemnify Houlihan and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan.

        In arriving at the Fairness Opinion, among other things, Houlihan did the following:

  1.
  Met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, projected operations and performance of the Company and the pending tender offer and subsequent merger;

  2.
  Reviewed the Company's Form 10-K for the three fiscal years ended December 31, 1999, 2000 and 2001, Form 10-Q for the quarter ended March 31, 2002, and a draft of the Company's Form 10-Q for the period ended June 30, 2002, which the Company's management has identified as the most current financial statements available;

  3.
  Reviewed the budget of the Company for the fiscal year ended December 31, 2002 prepared by the Company's management;

  4.
  Reviewed minutes from the Board meetings and various memoranda prepared by management regarding the future growth of the Company, exit strategies, and strategic alternatives;

  5.
  Visited certain facilities and business offices of the Company;

  6.
  Reviewed the historical market prices and trading volume for the Company's publicly traded securities and other publicly available information regarding the Company;

  7.
  Reviewed certain publicly available financial data for certain companies that it deemed comparable to the Company and publicly available prices and premiums paid in other transactions that Houlihan considered similar to the Offer and Merger;

  8.
  Reviewed a draft of the Merger Agreement;

  9.
  Reviewed the Tender and Voting Agreements; and

  10.
  Conducted such other studies, analysis and inquiries as it deemed appropriate.

  Analysis

        Houlihan used several methodologies to assess the fairness of the consideration per share to be received by the Stockholders in connection with the Offer and Merger. The following is a summary of the material financial analyses used by Houlihan in connection with providing its Fairness Opinion. This summary is qualified in its entirety by reference to the full text of such Fairness Opinion, which is attached as Annex B to this Schedule 14D-9 and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Stockholders are urged to read the full text of the Fairness Opinion carefully and in its entirety.

  Company Analysis

        Houlihan performed the following analysis in order to determine the current price per share of the Company:

        Public Market Pricing:    Houlihan reviewed the historical market prices and trading volume for the Company's publicly held Common Stock and reviewed publicly-available news articles and press releases relating to the Company. Houlihan analyzed the Company's closing stock price as of August 5, 2002. In addition, Houlihan reviewed the Company's closing stock price on a five-day average, 30-day average, 60-day average, 90-day average, and 180-day average basis, in each case ending on August 5, 2002 (as adjusted to reflect the 3-for-2 stock split of the Company in March 2002). The resulting per share indications, as reviewed by Houlihan, ranged from $8.80 to $12.63 per share. Aggregating such price per share, applying a premium to reflect a change of control of 20%, and adding the Company's debt (excluding warehouse lines) results in indications of enterprise value of approximately $78.1 million to approximately $103.7 million.

        Market Multiple Methodology:    Houlihan reviewed certain financial information of publicly traded comparable real estate service and brokerage companies selected solely by Houlihan. The comparable real estate service and brokerage companies included Grubb & Ellis Company, Insignia Financial Group, Inc., Jones Lang LaSalle Incorporated, and Trammell Crow Company. Houlihan calculated certain financial ratios of the comparable real estate service and brokerage companies based on the most recent publicly available information, including the multiples of: (i) enterprise value ("EV") to latest twelve months ("LTM") EBITDA, (ii) EV to LTM earnings before interest and taxes ("EBIT"), (iii) price (or the value of equity) to LTM net earnings, (iv) EV to next fiscal year projected ("NFY") EBITDA, (v) EV to NFY EBIT, and (vi) price to NFY net earnings. Houlihan did not calculate multiples of EV to NFY EBITDA, EV to NFY EBIT, and price to NFY net earnings for either Grubb & Ellis Company or Insignia Financial Group, Inc. because next fiscal year financial information was not available for such companies.

        The analysis showed that the multiples exhibited by the comparable real estate service and brokerage companies was as follows: (i) EV to LTM EBITDA ranged from a low of 5.3x to a high of 7.2x with mean and median multiples of 6.2x and 6.1x, respectively; (ii) EV to LTM EBIT ranged from a low of 9.3x to a high of 14.4x with mean and median multiples of 11.5x and 10.9x, respectively; (iii) price to LTM earnings ranged from a low of 14.3x to a high of 24.5x with mean and median multiples of 17.8x and 14.5x, respectively; (iv) EV to NFY EBITDA ranged from a low of 5.7x to a high of 6.9x with mean and median multiples of 6.3x, (v) EV to NFY EBIT ranged from a low of 5.4x to a high of 9.2x with mean and median multiples of 7.3x, and (vi) price to NFY earnings ranged from a low of 10.9x to a high of 13.3x with mean and median multiples of 12.1x.

        Houlihan derived indications of the enterprise value of the Company by applying (i) selected LTM EBITDA, EBIT, and earnings multiples to the Company's operating results for the latest twelve months ended June 30, 2002 and (ii) selected NFY EBITDA, EBIT, and earnings multiples to the Company's forecasted results for the fiscal year that will end December 31, 2002. In order to arrive at indications of enterprise value based upon the multiples of price to LTM earnings and price to NFY earnings, Houlihan added the Company's outstanding debt (excluding certain warehouse lines that are offset by certain loans held for sale) to the indications of equity value. Based on the above, the resulting indications of the enterprise value of the Company ranged from approximately $96.6 million to $106.7 million. Houlihan adjusted the resulting enterprise value range to reflect an appropriate premium for a change of control of the Company. After consideration of such adjustment, Houlihan estimated the equity value of the Company using the market multiple methodology to be in the range of approximately $112.1 million to approximately $124.1 million.

        Comparable Merger Methodology:    Houlihan reviewed the consideration paid in certain change of control acquisitions of selected publicly traded real estate service and brokerage companies that Houlihan deemed relevant. The selected comparison group included three transactions:

Target	Acquirer	EV (in millions)	Date
Uni-Invest NV	Lehman Brothers Holdings, Inc.	$878.4	7/1/02
HomeServices.Com Inc.	Berkshire Hathaway Inc.	$194.4	8/22/01
CB Richard Ellis Services Inc.	Private Investor Group	$821.1	11/13/00

The analysis showed that the multiples exhibited in the change of control transactions were as follows: (i) EV to LTM EBITDA ranged from a low of 4.2x to a high of 6.0x with mean and median multiples of 5.4x and 5.9x, respectively; (ii) EV to LTM EBIT ranged from a low of 6.0x to a high of 8.7x with mean and median multiples of 6.9x and 6.1x, respectively; and (iii) price to LTM earnings ranged from a low of 8.7x to a high of 9.2x with mean and median multiples of 8.9x.

        In performing its analysis, Houlihan considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to the Company. Accordingly, Houlihan reviewed the foregoing transactions to understand the range of multiples of revenue, EBITDA and EBIT paid for companies in the real estate services and brokerage industry.

        Houlihan derived enterprise value indications of the Company by applying selected EBITDA, EBIT, and earnings multiples to the Company's operating results for the latest twelve months ended June 30, 2002. To arrive a enterprise value indications using the price to earnings multiple Houlihan added the Company's debt to the indicated result. Based on the above, the resulting indications of the enterprise value of the operations of the Company ranged from approximately $90.8 million to approximately $98.2 million.

        Conclusions of Enterprise Value and Resulting Per Share Value:    The above-described Company analysis provided Houlihan with indications of the enterprise value of the Company, including a premium for control, which ranged from $78.1 million to $124.1 million. Houlihan concluded on a range of enterprise value of $93.7 million to $108.7 million. This range of enterprise values was adjusted to reflect the Company's cash and debt balances as of June 30, 2002, resulting in equity values of $87.3 million to $102.3 million. Houlihan then considered the Company's options and outstanding shares of Common Stock to arrive at a per share value (on a fully diluted basis) of $11.99 to $13.68.

  Comparison to Tender Offer and Merger Consideration

        Houlihan then compared the $19.00 per share of consideration to be received by the Stockholders in the Offer and Merger with its concluded per share values of $11.99 to $13.68. Further, Houlihan compared the consideration to the price for the Company's shares exhibited in the public market as of August 5, 2002 and various periods prior to that day. Houlihan noted that the consideration represented a premium of 50% to 116% over the public market price (as measured by various averages) and a premium of 39% to 58% over Houlihan's concluded per share values.

  Conclusion

        Houlihan rendered a verbal opinion to the Board on August 8, 2002 and confirmed its opinion by providing a written opinion on August 12, 2002 to the Board stating that, as of that date, based upon the assumptions made, matters considered and limitations on the review described in the written opinion, the consideration per share to be received by the Stockholders in the Offer and Merger is fair to them from a financial point of view.

        As a matter of course, the Company does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan considered financial projections. These financial projections were prepared by the management of the Company. The financial projections were prepared under market conditions as they existed as of approximately August 8, 2002 and management does not intend to provide Houlihan with any updated or revised financial projections in connection with the Offer and Merger. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of the Company, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on such financial projections.

        In arriving at its Fairness Opinion, Houlihan reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan's Fairness Opinion is based on the business, economic, market and other conditions as they existed as of March 28, 2002 and on the Company financial projections provided to Houlihan as of December 31, 2001. In rendering its Fairness Opinion, Houlihan relied upon and assumed, without independent verification that the accuracy and completeness of the financial and other information provided to Houlihan by the management of the Company, including the financial projections, was reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Company; and that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Fairness Opinion. Houlihan did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company and does not assume responsibility for it. Houlihan did not make any independent appraisal of the specific properties or assets of the Company.

        Houlihan was not asked to opine and did not express any opinion as to: (i) the tax or legal consequences of the Offer and Merger; and (ii) the fairness of any aspect of the Offer and Merger not expressly addressed in its Fairness Opinion.

        The Fairness Opinion does not address the underlying business decision to effect the Offer and Merger; nor does it constitute a recommendation to any Stockholder regarding their participation in the Offer and Merger. Houlihan has no obligation to update the Fairness Opinion. Houlihan did not, and was not requested by the Company or any other person to, solicit third party indications of interest in acquiring all or any part of the Company or to make any recommendations as to the form or amount of consideration in connection with the Offer and Merger. Furthermore, Houlihan has not negotiated any portion of the Offer and Merger or advised the Board with respect to alternatives to the Offer and Merger.

        The summary set forth above describes the material points of more detailed analysis performed by Houlihan in arriving at its Fairness Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its Fairness Opinion, Houlihan made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan believes that its analysis and summary set forth herein must be considered as a whole and that selecting portions of its analysis, without considering all analysis and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analysis set forth in the Fairness Opinion. In its analysis, Houlihan made numerous assumptions with respect to the Company, the Offer and Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analysis are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analysis. Additionally, analysis relating to the value of businesses or securities of the Company are not appraisals. Accordingly, such analysis and estimates are inherently subject to substantial uncertainty.

        The full text of the Fairness Opinion, which describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan in rendering its Fairness Opinion is attached hereto and is incorporated herein by reference. The summary of the Fairness Opinion in this prospectus is qualified in its entirety by reference to the full text of the Fairness Opinion. You are urged to read the Fairness Opinion in its entirety.

        On the basis of the Fairness Opinion and the factors referenced in "Reasons for the Board's Recommendations; Factors Considered" and taking into account the fact that the Offer Price represented (i) a premium of approximately 108% over the $9.11 closing price of the Shares on AMEX on August 9, 2002, the last trading day preceding the Board's approval of the Offer and the Merger; (ii) a premium of approximately 5.7% over $17.96, the highest closing price of the Shares since September 24, 1992, the date on which the Shares began trading on AMEX; and (iii) a premium of approximately 97% over $9.63, the average closing price of the Shares on AMEX in the twelve-month period preceding August 9, 2002. the Board concluded that the Offer Price was fair to the Stockholders, other than Messers. DeWolfe, Sibcy and Allen.

  Alternative Transactions

        The Board took into consideration that there are a limited number of participants in the real estate brokerage business that represent likely purchasers of the Company. The Board took into account the Company's discussions with potential purchasers described in "Background of the Offer and Merger," including the discussions with the Other Interested Party, and the fact that no other party had presented the Company with an acquisition proposal that would be more favorable from a financial point of view to the Company and the Stockholders than the Offer and the Merger.

  Likelihood of Consummation

        The Board took into consideration the totality of the terms of the Merger Agreement, the Tender and Voting Agreements and the Transaction Option Agreement and concluded that they were such as to maximize the likelihood of the consummation of the Offer and the Merger.

        Among other things, the Board took note of the following:

  •
  The fact that the Purchaser was willing to effect the transaction through a first-step offer, to be commenced within five business days of the execution of the Merger Agreement, followed by a second-step merger for any untendered Shares at the same price. The Board concluded that, as a result of this two-step structure, there was a reasonable possibility that the Stockholders could sell their Shares to the Purchaser at the Offer Price earlier than if the transaction were effected as a one-step merger.

  •
  The fact that the minimum number of Shares that the Purchaser was requiring be tendered as a condition to closing was two-thirds of the Shares.

  •
  The fact that certain Stockholders signed Tender and Voting Agreements obligating them to tender their Shares in the Offer, subject to certain termination rights, which alone would satisfy the minimum number of Shares required to be tendered as a condition to closing the Offer.

  •
  The fact that the Merger Agreement expressly precluded the Purchaser from being able to terminate the Merger Agreement solely because the Company's business or financial condition was adversely affected by changes or developments in general economic conditions that do not disproportionately affect the Company, or conditions or developments affecting the real estate brokerage industry and other industries in which the Company conducts business as of the date hereof as a whole that do not disproportionately affect the Company.

  •
  The fact that the Board determined that the other conditions to the Purchaser's obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous.

  •
  The fact that the Purchaser was willing, pursuant to the Merger, to pay the Offer Price for all Shares not purchased pursuant to the Offer and that, if the Offer were consummated, there would be no substantive conditions to the Purchaser's obligation to consummate the Merger other than the absence of a legal prohibition.

  •
  The fact that, to the extent any of the Stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Massachusetts law, such exercise would not affect the Purchaser's obligation to consummate the Merger, provided the Offer was consummated. Accordingly, the Board concluded that those Stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other Stockholders to receive the Offer Price for their Shares.

  •
  The fact that the Purchaser was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to the Purchaser's obligation to complete the Offer and the Merger.

        The Board also took into consideration the fact that the Purchaser was willing to agree that a certain number of non-officer or non-affiliated directors of the Board (the "Non-Affiliated Directors") would remain as directors of the Board, even if the Offer was consummated and the Purchaser appointed a majority of the Board, and that until such time as the Merger was consummated, all of the following actions would require approval by a majority of the Non-Affiliated Directors:

  •
  Amending or terminating the Merger Agreement on behalf of the Company;

  •
  Exercising or waiving any of the Company's rights, benefits or remedies under the Merger Agreement;

  •
  Extending the time for performance of Parent's or the Purchaser's obligations under the Merger Agreement;

  •
  Taking any action that is in any material respect in conflict with or inconsistent with the interests of Parent or the Purchaser under the Merger Agreement; or

  •
  Taking any other action under or in connection with the Merger Agreement if such action would materially and adversely affect the Stockholders other than Parent or the Purchaser.

        In the view of the Board, these provisions were significant in ensuring that the Purchaser would not take any inappropriate actions with respect to the Company's rights and obligations under the Merger Agreement because of its ownership of Company Common Stock and its control of the Board after the consummation of the Offer.

  Terms of the Transaction

        The terms and conditions of the Merger Agreement include the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and the Purchaser to terminate the Offer or the Merger Agreement.

        The Board considered the fact the Offer Price resulted from extensive arms-length negotiations between the Company and Parent. The Board also considered the fact that the Offer and the Merger provide for a cash tender offer for the Shares, to be followed by the Merger for the same consideration, thereby enabling the Stockholders promptly to obtain the benefits of the transaction in the form of cash in exchange for their Shares.

        In arriving at its recommendation, the Board also took into consideration the fact that the Merger Agreement permits the Board, in order to comply with its fiduciary duties, to do any of the following: (i) furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal from a third party that is superior, from a financial point of view, to the Offer and the Merger ("Superior Proposal"); (ii) withdraw its recommendation of the Merger in favor of a Superior Proposal; and (iii) terminate the Merger Agreement in favor of a Superior Proposal, provided that, prior to such termination, the Company must pay Parent and the Purchaser a termination fee of $5.25 million and reimburse their out of pocket expenses in an aggregate amount not to exceed $500,000.

        The Board also took into consideration the fact that Stockholders holding 4,115,633 Shares (approximately 72% of the outstanding Shares), have entered into Tender and Voting Agreements pursuant to which they have agreed, among other things, to tender their Shares in the Offer and to grant Parent a continuing proxy to vote such Shares (i) in favor of the Merger or any other transaction pursuant to which Parent proposes to acquire the Company for consideration in an amount per share that is no less than the Offer Price and (ii) against any action or agreement which would impede or interfere with the Merger. See "Tender and Voting Agreements" in Item 3 above.

        The Board also took into consideration the fact that Tender and Voting Agreements representing approximately 24% of the Outstanding Shares include a provision providing that such Tender and Voting Agreements terminate immediately upon termination of the Merger Agreement. See "Tender and Voting Agreements" in Item 3 above.

  Intent to Tender

        To the Company's knowledge, after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. Certain Company directors and executive officers have executed Tender and Voting Agreements obligating them to so tender their Shares in the Offer. See "Tender and Voting Agreements" in Item 3 above.

Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.

        The Board retained Houlihan to render an opinion as to whether the consideration per share to be received in connection with the Offer and Merger by the Stockholders is fair to them from a financial point of view.

        The Board retained Houlihan based upon Houlihan's experience in the valuation of businesses and their securities in connection with recapitalizations and similar transactions, especially with respect to real estate and real estate services companies. Houlihan is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

Item 6. Interest in Securities of the Subject Company.

        No transactions in shares of the Company's Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's Common Stock by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  Section 14(f) Information Statement

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Stockholders.

        In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Stockholders, dated August 14, 2002.
(a)(2)	Opinion of Houlihan, dated August 12, 2002 (included as Annex B to this Schedule 14D-9).
(a)(3)	Joint Press Release issued by Parent and the Company on August 12, 2002 (incorporated by reference to the Schedule 14D-9C filed by the Company on August 12, 2002).
(a)(4)	The Offer to Purchase dated August 14, 2002 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2002, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO).
(e)(2)
Form of Tender and Voting Agreement, dated as of August 12, 2002 by and among Parent, Purchaser and each of the Stockholders that is a party thereto (incorporated herein by reference to Exhibit (d)(2) of the Schedule TO).
(e)(3)	Form of Tender and Voting Agreement, dated as of August 12, 2002 by and among Parent, Purchaser and Richard B. DeWolfe (incorporated herein by reference to Exhibit (d)(3) of the Schedule TO).
(e)(4)	Confidentiality Agreement, dated as of June 14, 2002, among the Company and Parent (incorporated herein by reference to Exhibit (d)(4) of the Schedule TO).
(e)(5)	Transaction Option Agreement, dated as of August 12, 2002, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d)(5) of the Schedule TO).
(e)(6)
Form of Use of Name Agreement, dated as of August 12, 2002 between Parent and each of Richard B. DeWolfe, Marcia C. DeWolfe and Patricia A. Griffin (incorporated herein by reference to Exhibit (d)(6) of the Schedule TO).
(e)(7)	Form of Non-Competition Agreement, dated as of August 12, 2002 between the Company and each of the Stockholders that is a party thereto.
(e)(8)	The Information Statement of the Company, dated August 14, 2002 (included as Annex A to this Schedule 14D-9).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE DEWOLFE COMPANIES, INC.

	By:	/s/ PAUL J. HARRINGTON
	Name:	Paul J. Harrington
	Title:	President and Chief Operating Officer
Dated: August 14, 2002

ANNEX A

The DeWolfe Companies, Inc.
80 Hayden Avenue
Lexington, Massachusetts 02421

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about August 14, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The DeWolfe Companies, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by NRT Incorporated ("NRT"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the board of directors (the "Board") of the Company.

        On August 12, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with NRT and Timber Acquisition Corporation (the "Purchaser"), a corporation formed under the laws of the Commonwealth of Massachusetts and a wholly-owned subsidiary of NRT, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares (the "Shares") of the common stock, par value $.01 per share, of the Company (the "Common Stock"), at a price per Share of $19.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated August 14, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company (the "Stockholders") and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Cendant Corporation the Purchaser and NRT with the Securities and Exchange Commission (the "Commission") on August 14, 2002.

        The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), the Purchaser will be merged with and into the Company (the "Merger") or, if at least 90% of the Shares are purchased pursuant to the Offer, the Company will be merged with and into the Purchaser. Following consummation of the Merger, the corporation surving in the Merger (the "Surviving Corporation") will be a wholly-owned subsidiary of NRT. At the effective time of the Merger (the "effective time"), each issued and outstanding Share (other than Shares that are owned by NRT, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Sections 86 through 98 of the MBCL) will be converted into the right to receive $19.00 in cash or any greater amount per Share paid pursuant to the Offer.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex A, which was filed by the Company with the Commission on August 14, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. Information set forth herein related to NRT, the Purchaser or the NRT Designees (as defined herein) has been provided by NRT. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 14, 2002. The Offer is currently scheduled to expire at 12:00 midnight, Boston local time, on September 11, 2002, unless the Purchaser extends it in accordance with the terms of the Merger Agreement.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the Stockholders. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of July 31, 2002, there were 5,730,225 shares of Common Stock outstanding, none of which were owned by NRT or the Purchaser.

RIGHTS TO DESIGNATE DIRECTORS AND NRT DESIGNEES

        The Merger Agreement provides that, promptly upon the satisfaction of the Minimum Condition (as defined below) and the acceptance for payment of, and payment by the Parent for, any Shares pursuant to the Offer, Purchaser will be entitled to designate a number of the members (the "NRT Designees") of the Board equal to that number of directors, rounded up to the nearest whole number, which is the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) a fraction, the numerator of which is the number of shares of Common Stock accepted for payment and paid for by the Purchaser and the denominator of which is the number of shares of Common Stock outstanding at the time of the Purchaser's acceptance for payment of tendered Shares by the Purchaser.

        The Minimum Condition will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares of Common Stock which would represent at least two-thirds of the outstanding shares of Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Common Stock on the date of purchase).

        Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the effective time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company and who are not directors, officers, employees or affiliates of NRT or the Purchaser.

        The NRT Designees will be selected by NRT from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the NRT Designees currently is a director of, or holds any positions with, the Company. NRT has advised the Company that, to the best of NRT's knowledge, except as set forth below, none of the NRT Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between NRT and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as NRT Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 9 West 57th Street, New York, NY 10019.

Name, Principal Occupation and Employment History

        James E. Buckman, Mr. Buckman has been Vice Chairman of Cendant since November 1998 and General Counsel and a Director of Cendant since December 1997. Mr. Buckman was a Senior

Executive Vice President of Cendant from December 1997 until November 1998. Mr. Buckman was the Senior Executive Vice President and General Counsel and Assistant Secretary of HFS Incorporated ("HFS") from May 1997 to December 1997, a Director of HFS since June 1994 and was Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997. Mr. Buckman also serves as a Director and officer of several subsidiaries of Cendant. From November 1994 to February 1996, Mr. Buckman served as the Executive Vice President, General Counsel and Secretary of Chartwell Leisure Inc. ("Chartwell") and until August 1996 he served as a Director of Chartwell. Mr. Buckman also serves as a Directors of PHH Corporation, a wholly owned subsidiary of Cendant, which files reports pursuant to the Exchange Act and FFD Development Company LLC. Mr. Buckman also serves of the Board of Trustees of Fordham University and the Gregorian University Foundation.

        Richard A. Smith, Mr. Smith has been Chairman and Chief Executive Officer of the Real Estate Division of Cendant since December 1997. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996. Mr. Smith is a Director of NRT. Mr. Smith also serves of the Easter Seals National Board, the Harvard Joint Center for Housing and is a member of Columbus State University's Board of Trustees.

        Eric J. Bock, Mr. Bock has been Executive Vice President—Law and Corporate Secretary of Cendant since May 2002. Mr. Bock was Senior Vice President, Law and Corporate Secretary of Cendant from May 2000 to April 2002 and Senior Vice President, Law and Assistant Secretary from January 2000 to May 2000. From July 1997 to January 2000, he was Vice President, Legal. From June 1994 to July 1997, Mr. Bock was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

        Except as set forth below, no person or group, to the knowledge of the Company, owns five percent or more of the outstanding shares of Common Stock.

        The following table sets forth information as of July 31, 2002 with respect to the amount of Common Stock held by each director, Named Executive Officer (as defined below), all directors and executive officers as a group, and each holder of 5% or more of the Company's Common Stock. In each case, the beneficial owner of the shares shown has sole voting and sole investment power:

Name(1)	Amount and Nature of Beneficial Ownership(2)	Percentage Owned(2)
Richard B. DeWolfe	3,692,748(3)	57.4
Robert N. Sibcy	781,500(5)	13.6
A. Clinton Allen	466,818(4)	7.7
Paul J. Harrington	488,268(5)	8.0
Patricia A. Griffin	223,890(5)	3.9
R. Robert Popeo	108,000(5)	1.9
Paul R. Del Rossi	98,175(5)	1.7
James A. Marcotte	238,765(5)	4.0
Richard Loughlin, Jr.	109,753(5)	1.9
All executive officers and directors as a group (12 persons)	6,279,953(6)	79.8

(1)
Except as specified otherwise, each person has sole voting and dispositive power with respect to the indicated shares of Common Stock.

(2)
All options will become immediately exercisable at the time at which the Merger becomes effective.

(3)
Includes 156,360 shares of Common Stock held by Mr. DeWolfe's spouse and options to acquire 37,500 shares of Common Stock beneficially owned by his spouse, beneficial ownership of which shares is disclaimed by Mr. DeWolfe. Includes 750,001 shares of Common Stock which Mr. DeWolfe has a right to acquire pursuant to the exercise of options.

(4)
Includes (i) 15,570 shares of Common Stock owned by Mr. Allen's spouse, beneficial ownership of which shares is disclaimed by Mr. Allen; and (ii) 375,000 shares of Common Stock which Mr. Allen has a right to acquire pursuant to the exercise of options.

(5)
Includes the following number of shares of Common Stock which the individual has a right to acquire pursuant to the exercise of options: Mr. Sibcy: 22,500 shares; Mr. Harrington: 345,001 shares; Ms. Griffin: 67,500 shares; Mr. Popeo: 82,500 shares, Mr. Del Rossi: 90,000 shares; Mr. Marcotte: 217,502 shares; and Mr. Loughlin: 84,000 shares.

(6)
Includes 2,136,004 shares of Common Stock which executive officers and directors have a right to acquire pursuant to the exercise of options. Includes shares and options held by the spouses of certain executive officers, or directors, beneficial ownership of which is disclaimed by the applicable officer or director.

Board of Directors

Terms of Directors

        At each annual meeting of the Company's stockholders, directors are elected to hold office for the ensuing year and until their respective successors are chosen and qualified.

Directors and Executive Officers

        The directors and executive officers of the Company are as follows:

        Richard B. DeWolfe is the Company's Chief Executive Officer and Treasurer, and the Chairman of the Board of Directors of the Company. He also serves as Chairman of the Board of Trustees of

Boston University, Chairman and Director of RELO/Reliance Relocation, Inc. Mr. DeWolfe is a director of the Boston Foundation, the National Conference for Community and Justice, and the Boston Police Foundation.

        A. Clinton Allen has been Vice Chairman and a Director of the Company since 1991. Mr. Allen is Chairman and Chief Executive Officer of A.C. Allen & Company, Inc., an investment banking consulting firm located in Cambridge, Massachusetts. He is a director of Swiss Army Brands, Inc., Steinway Musical Instruments, Inc., Collectors Universe, Inc., and Psychemedics Corporation.

        R. Robert Popeo has been a Director of the Company since 1992. Mr. Popeo is a member of the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., of Boston, Massachusetts, and currently serves as its Chairman. He is a director of John Hancock Financial Services, Inc., the National Conference for Community and Justice, the Massachusetts Mental Health Research Institute and the Massachusetts Business Roundtable. He also serves on the Board of Overseers for Northeastern University and Boston College Law School and is a Trustee of the Newton Country Day School and Boston College.

        Paul R. Del Rossi has been a Director of the Company since 1992. Mr. Del Rossi has been Chairman and Chief Executive Officer of General Cinema International, Inc. since 1998. Prior to that he served as President and Chief Executive Officer of General Cinema Theatres, Inc. He is a director of Charlotte Russe Holding, Inc. and the Massachusetts Chapter of the Cystic Fibrosis Foundation.

        Robert N. Sibcy has been a Director of the Company since May, 2000. Mr. Sibcy is President of Sibcy Cline Realtors, Inc., a residential real estate brokerage firm located in Cincinnati, Ohio. He is a director of the Realty Alliance, the Armrel Byrnes Company, the Myers Y. Cooper Company, and RELO/Reliance Relocation, Inc., where he also serves as Treasurer. Mr. Sibcy serves on the Finance Committee of the Greater Cincinnati Foundation, and on the Strategic Planning Committee of Tri-Health. He is a past President of the Cincinnati Zoo and Botanical Garden.

        Paul J. Harrington has served as President of the Company since May, 2000. He has served as Chief Operating Officer of the Company since August, 1997. From August, 1997 until November, 2000, Mr. Harrington also served as President of The DeWolfe Company, Inc., the Company's real estate sales subsidiary. Mr. Harrington served as an Executive Vice President of the Company from March, 1995 until his appointment as President in 2000. From 1992 until August, 1997 he served as President of DeWolfe Mortgage Services, Inc. He has also served as Clerk of the Company since 1992.

        James A. Marcotte was appointed the Company's Chief Financial Officer and Senior Vice President effective in June, 1996. From 1992 until 1996, Mr. Marcotte served as Senior Vice President and Chief Financial Officer of First NH Mortgage Corporation. Prior to 1992 he was employed by the Federal Deposit Insurance Corporation.

        Patricia A. Griffin is a Senior Vice President of the Company and President of DeWolfe Relocation Services, Inc. Ms. Griffin is Mr. DeWolfe's sister.

        Richard J. Loughlin, Jr.    was appointed President of The DeWolfe Company, Inc., the Company's real estate brokerage subsidiary, in November, 2000. Prior to that he served as Executive Vice President of the DeWolfe Company, Inc. since October, 1999 and Senior Vice President of Operations of the DeWolfe Company, Inc. since August, 1997. Mr. Loughlin has held various management positions with The DeWolfe Company, Inc. since 1989. Prior to that time, he was the owner of Fred T. Boyd Associates, Inc., a real estate company in Concord, Massachusetts.

        Charles A. Ferraro has been a Vice President of the Company and President of DeWolfe Mortgage Services, Inc. since December, 2001. Prior to joining the Company, Mr. Ferraro served as the owner and Chief Executive Officer of Carlisle Management Associates, a strategic planning and consulting firm located in Carlisle, Massachusetts, since 1994. He also worked as a Director of Housing Services for the Neighborhood of Affordable Housing located in East Boston, Massachusetts from August, 2000 to November, 2001.

        Richard A. Pucci joined the Company on May 18, 1998 as a Vice President of the Company, and as President of The DeWolfe Insurance Agency, Inc. in connection with the Company's acquisition of the personal lines insurance business of Curtin Insurance Agency, Inc., on such date. Mr. Pucci was formerly the President of Curtin Insurance Agency, Inc.

        John R. Penrose joined the Company in July, 2000 as President of DeWolfe.com, Inc., the Company's e-commerce subsidiary. From November, 1999 until joining the Company, Mr. Penrose served as Vice President of Gen3 Partners, an internet consulting firm. From 1995 until 1999, Mr. Penrose was employed by Deloitte Consulting, most recently as Senior Manager. Previous to that, Mr. Penrose served as a Vice President at Citibank.

Director Liability

        The Company's restated articles of organization, as amended, provide that directors will not be liable for monetary damages for breach of fiduciary duty except in the case of breaches of the director's duty of loyalty, acts or omissions taken in bad faith or involving intentional misconduct or knowing violations of law, improper distributions to stockholders or loans to officers or directors or transactions from which a director derived an improper personal benefit.

        The Company maintains a director's and officer's liability insurance policy in the aggregate amount of $6,000,000 on behalf of its directors and officers.

Indemnification of Directors and Officers

        The Company's by-laws require the Company to indemnify its officers, directors, employees and agents against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the Company's best interests.

Director Compensation

        The Company's outside (non-employee) directors each receive cash compensation in the amount of $24,000 annually (provided that they attend a minimum of four meetings) in consideration for serving on the Board. In addition, directors receive cash compensation of $500 for non-scheduled Board meetings and $300 for non-scheduled telephone conference calls. Committee Chairmen receive $1,000 annually and members of each committee receive $500 for committee meetings attended and $300 for participation in committee meeting conference calls. Also, Mr. Allen receives compensation at a rate of $8,500 per month in exchange for consulting services rendered to the Company relating to investor relations and mergers and acquisitions. Each of the Company's non-employee directors is eligible to participate in the Company's 1998 Stock Option Plan. Under the 1998 Stock Option Plan, directors are eligible to receive stock options at the discretion of the Board of Directors, on such dates, in such amounts and at such times, as the Board of Directors may determine.

Meetings of the Board of Directors in 2001

        During the year ended December 31, 2001, there were five meetings of the Board of Directors. All of the directors attended, in person or by telephone, at least 75% of the meetings of the Board and of the committees of the Board on which he served. The Company did not have a nominating committee of the Board in 2001. The Stock Option Committee, whose members are Messrs. Popeo and Del Rossi, held one meeting in 2001. The Compensation Committee, whose members are Messrs. Allen, Popeo and Del Rossi, met one time during 2001. The Audit Committee, whose members are Messrs. Popeo, Del Rossi and Sibcy, met four times during 2001.

Board Committees of the Board of Directors

        Audit Committee.    The Audit Committee, which currently consists of Messrs. Popeo, Del Rossi and Sibcy, nominates the Company's independent auditing firm, reviews the scope of the audit and approves in advance reviews by the independent auditors, their activities and recommendations regarding internal control, and meets with the independent auditors and management, each of whom had direct and open access to the Audit Committee.

        Compensation Committee.    The Compensation Committee, which currently consists of Messrs. Allen, Popeo and Del Rossi, determines the compensation of officers other than employee directors (as to whom the Committee makes recommendations to the board of directors which then determines their compensation).

        Stock Option Committee.    The Stock Option Committee, which currently consists of Messrs. Popeo and Del Rossi, administers the Company's 1998 Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2001 Richard B. DeWolfe, the Company's Chairman and Chief Executive Officer, made recommendations to the Compensation Committee of the Board of Directors regarding executive officer compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

        The Company's executive officers and directors are required, under Section 16(a) of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership of securities of the Company with the Securities and Exchange Commission. Copies of those reports must also be furnished to the Company.

        Based solely on its review of copies of reports filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or written representations from persons required to file such reports ("Reporting Persons"), the Company believes that, except as set forth below, all such filings required to be made by such Reporting Persons were timely made in accordance with the requirements of the Exchange Act. Mr. DeWolfe filed an amended Form 4 in May, 2001, after the date specified therefor, to report a gift of shares.

        EXECUTIVE COMPENSATION

        The following table shows, for the fiscal years indicated, the annual compensation paid by the Company, together with long-term and other compensation, for the Chief Executive Officer and the next four most highly compensated executive officers in 2001 (the "Named Executive Officers") of the Company.

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)		Securities Underlying Options(#)	All Other Compensation ($)
Richard B. DeWolfe Chairman & Chief Executive Officer	2001 2000 1999	518,942 464,231 424,539	333,750 470,756 281,000	10,986 29,866 16,849	(1) (3) (5)	100,000 100,000 100,000	13,525 12,640 11,532	(2) (4) (6)
Paul J. Harrington President & Chief Operating Officer	2001 2000 1999	349,231 309,423 279,538	223,000 200,500 142,000	12,000 12,000 12,000	(1) (1) (1)	50,000 50,000 50,000	2,550 2,550 2,400	(7) (7) (7)
James A. Marcotte Senior Vice President & Chief Financial Officer	2001 2000 1999	239,519 214,615 194,692	81,800 74,100 46,000	6,000 9,234 4,800	(1) (8) (1)	30,000 30,000 30,000	2,550 2,550 2,400	(7) (7) (7)
Richard Loughlin, Jr. President of The DeWolfe Company, Inc.	2001 2000 1999	236,577 198,000 181,058	96,055 56,407 90,800	0 0 1,534	(9)	15,000 10,000 6,000	2,550 2,550 2,400	(7) (7) (7)
Patricia A. Griffin President of Corporate & Relocation Services	2001 2000 1999	209,712 194,712 179,769	52,600 53,100 43,350	6,000 7,231 3,316	(1) (10) (9)	10,000 10,000 5,000	2,550 2,550 2,400	(7) (7) (7)

(1)
Represents amount paid as an expense allowance and/or reimbursement to the named executive officer.

(2)
Includes $10,975, representing the value of the benefit to Mr. DeWolfe of the remainder of premiums paid by the Company on his behalf pursuant to the Company's "split dollar" insurance program, and $2,550 of the Company contributions for the benefit of Mr. DeWolfe under the Company's 401(k) retirement plan.

(3)
Includes $19,125 of commissions and $10,741 of expense allowances.

(4)
Includes $10,090, representing the value of the benefit to Mr. DeWolfe of the remainder of premiums paid by the Company on his behalf pursuant to the Company's "split dollar" insurance program, and $2,550 of the Company contributions for the benefit of Mr. DeWolfe under the Company's 401(k) retirement plan.

(5)
Includes $8,514 of commissions and $8,335 of expense allowances.

(6)
Includes $9,132, representing the value of the benefit to Mr. DeWolfe of the remainder of premiums paid by the Company on his behalf pursuant to the Company's "split dollar" insurance program, and $2,400 of the Company contributions for the benefit of Mr. DeWolfe under the Company's 401(k) retirement plan.

(7)
Represents the Company's contribution for the benefit of the named executive officer under the Company's 401(k) retirement plan.

(8)
Includes $3,257 of commissions and $5,977 of expense allowances.

(9)
Represents commissions paid on transactions in which the named executive officer served as a broker.

(10)
Includes $1,346 of commissions and $5,885 of expense allowances.

OPTION GRANTS IN LAST FISCAL YEAR

        The following table contains information concerning the grant of stock options to the Company's Named Executive Officers during the last completed fiscal year.

			% of Total Options Granted to Employees in Fiscal Year				Potential Realizable Value of Assumed Annual Rate of Stock Appreciation for Option Term
				Exercise or Base Price ($/sh)(1)
NAME	Options Granted (#)					Expiration Date
							0%	5% ($)	10% ($)
Richard B. DeWolfe	12,626	(2)	2.7	8.71	(3)	2-06	0	17,676	51,135
	87,374	(2)	18.5	7.92	(4)	2-06	0	191,349	422,890
Paul J. Harrington	50,000	(5)	10.6	7.92	(4)	2-06	0	109,500	242,000
James A. Marcotte	30,000	(5)	6.4	7.92	(4)	2-06	0	65,700	145,200
Richard Loughlin, Jr.	15,000	(5)	3.2	7.92	(4)	2-06	0	32,850	72,600
Patricia A. Griffin	10,000	(5)	2.1	7.92	(4)	2-06	0	21,900	48,400

(1)
The exercise price and the withholding obligations related to exercise may be paid by delivery of already owned shares, subject to certain conditions.

(2)
These options were granted under the Company's 1998 Stock Option Plan and have a term of five years. On a combined basis, they become exercisable with respect to 25% of the shares covered thereby twelve months after the date of grant and will become exercisable with respect to an additional 25% of the shares covered thereby on each of the three successive anniversary dates thereafter. Under the terms of the 1998 Stock Option Plan, the Stock Option Committee may, in its discretion, accelerate the date on which any option granted thereunder becomes exercisable in full; upon a change in control of the Company, the options automatically become exercisable in full.

(3)
Represents 110% of the market value on the date of grant.

(4)
Represents the market value on the date of grant.

(5)
These options were granted under the Company's 1998 Stock Option Plan and have a term of five years. They become exercisable with respect to 25% of the shares covered thereby twelve months after the date of grant and will become exercisable with respect to an additional 25% of the shares covered thereby on each of the three successive anniversary dates thereafter. Under the terms of the 1998 Stock Option Plan the Stock Option Committee may, in its discretion, accelerate the date on which any option granted thereunder becomes exercisable in full; upon a change in control of the Company, the options automatically become exercisable in full.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

        The following table sets forth information with respect to the Named Executive Officers' option exercises during the last completed fiscal year and unexercised options held as of the end of the last completed fiscal year.

			Number of unexercised options at fiscal year-end(#)		Value of unexercised in-the-money options at fiscal year-end ($)(2)
Name	Shares Acquired on Exercise	Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. DeWolfe	0	0	350,000	250,000	$1,636,250	$870,924
Paul J. Harrington	20,000	$62,000	80,000	120,000	$363,525	$429,775
James A. Marcotte	6,000	$8,520	48,750	73,750	$219,150	$266,475
Richard Loughlin, Jr.	500	$1,562	16,750	26,750	$80,804	$92,415
Patricia A. Griffin	3,000	$9,300	22,500	22,500	$111,200	$81,550

(1)
Value represents the difference between the closing price of the Common Stock on the date of exercise and the exercise price, multiplied by the number of shares acquired on exercise.

(2)
Represents the fair market value of the Company's Common Stock on December 31, 2001 ($10.95 per share based on the closing price on the American Stock Exchange) minus the exercise price per share, of the in-the-money options, multiplied by the number of shares subject to each option.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company has made loans to Mr. DeWolfe and his spouse on various dates, including: a loan of $186,000 to Mr. DeWolfe in 1998 to exercise a stock option granted to him in 1993; loans in the amounts of approximately $415,000 to Mr. DeWolfe and $24,050 to Mr. DeWolfe's spouse in 1999 to exercise stock options granted to them in 1994; a loan in the amount of $16,520 to Mr. DeWolfe's spouse in 2000 to exercise a stock option granted to her in 1995; and loans in the amounts of $299,000 to Mr. DeWolfe and approximately $41,000 to Mr. DeWolfe's spouse in 2002 to exercise stock options granted to them in 1997. In March 2002, Mr. DeWolfe's spouse paid all of the principal and accrued unpaid interest due under the 1999 and 2000 loans. The remaining loans were or are due on April 27, 2002, February 10, 2003, and February 10, 2004, respectively, and bear interest at prime plus one-quarter percent and are secured by the shares acquired upon such exercises. The amounts of principal and accrued unpaid interest due under the remaining loans to Mr. DeWolfe and his spouse were approximately $906,000 and $41,000, respectively, at March 22, 2002.

        As of December 31, 2001 the Company had outstanding indebtedness of $144,000 to a lender which has been personally guaranteed by Mr. DeWolfe.

        The Company has a note receivable in the amount of $28,363 from Amherst Street Realty Trust, an entity controlled by Mr. DeWolfe. The Note is non-interest bearing and is secured by a mortgage on the property.

        Canton Avenue Realty Trust, an entity controlled by Mr. DeWolfe, leases office space to the Company in Milton, Massachusetts. Such space consists of 3,750 square feet and is used for the Company's Milton sales center. The Company made rent payments of $62,775 to such entity in 2001.

        504 Main Street Realty Trust, an entity controlled by Mr. DeWolfe, leases office space to the Company in Medfield, Massachusetts. Such space consists of 3,400 square feet and is used for the

Company's Medfield sales center. The lease commenced in February 2002, and the monthly rent is $5,100.

        On April 27, 1998, February 10, 1999, March 7, 2001, and February 10, 2002, the Company made loans to Mr. Harrington in payment of the exercise prices of stock options granted to him in 1993, 1994, 1996, and 1997, respectively. The principal amounts of the loans were $84,500, $120,250, $95,000, and $108,000, respectively, and were or are repayable on April 27, 2002, February 10, 2003, March 7, 2003, and February 10, 2004, respectively, and bear interest at prime plus one-quarter percent. The aggregate amount of principal and accrued unpaid interest under such loans to Mr. Harrington was approximately $411,335 at February 28, 2002. Each loan is secured by the shares of Common Stock acquired upon exercise.

        C & E Realty Trust, an entity controlled by Mr. Loughlin, leases office space to the Company in Concord, Massachusetts. Such space consists of 3,500 square feet and is used for the Company's Concord sales center. The Company made rent payments of $110,001 to such entity in 2001.

        The Company believes, based upon its experience in the real estate industry, that its current leases of office space from affiliated parties are on terms no less favorable than those which could be obtained from unaffiliated parties.

ANNEX B

August 12, 2002

The Board of Directors
The DeWolfe Companies, Inc.
80 Hayden Avenue
Lexington, MA 02421

Dear Members of the Board of Directors:

        We understand that The DeWolfe Companies, Inc. (the "Company") intends to enter into an agreement and plan of merger (the "Merger Agreement") pursuant to which NRT Incorporated ("NRT"), (a wholly owned subsidiary of Cendant Corporation), or an affiliate of NRT, (the "Buyer"), will tender for all of the Company's outstanding common shares for $19.00 per share and that, following the tender offer, the Buyer will control the Company, merge the Company into the Buyer with the Buyer being the surviving entity, and the Company's exiting shareholders (other than NRT) will receive cash consideration of $19.00 per share in exchange for their shares. We further understand that pursuant to tender and voting agreements (each, a "Voting Agreement"), certain officers and directors of the Company will have agreed to tender their shares to the Buyer. The tender offer to the Company's stockholders for $19.00 per share, the merger of the Company into the Buyer, and the exchange of Company shares (other than those held by NRT) for cash consideration equal to $19.00 per share are referred to collectively herein as the "Transaction."

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, projected operations and performance of the Company and the pending Transaction;

  2.
  reviewed the Company's Form 10-K for the three fiscal years ended December 31, 1999, 2000 and 2001, Form 10-Q for the quarter ended March 31, 2002, and a draft of the Company's Form 10-Q for the period ended June 30, 2002, which the Company's management has identified as the most current financial statements available;

  3.
  reviewed the Company's budget for the fiscal year ended December 31, 2002 prepared by the Company's management;

  4.
  reviewed minutes from the Company's Board of Directors meetings and various memoranda prepared by management regarding the future growth of the Company, exit strategies, and strategic alternatives;

  5.
  visited certain facilities and business offices of the Company;

  6.
  reviewed the historical market prices and trading volume for the Company's publicly traded securities and other publicly available information regarding the Company;

  7.
  reviewed certain publicly available financial data for certain companies that we deemed comparable to the Company and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

  8.
  reviewed the executed Merger Agreement dated as of August 12, 2002;

  9.
  reviewed the Tender and Voting Agreements, dated as of August 12, 2002, 2002, among NRT Incorporated, Timber Acquisition Corporation and certain stockholders of the Company; and

  10.
  conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have assumed, without independent verification, that the Transaction will be consummated in all material respects in accordance with the Merger Agreement provided to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
ANNEX A
ANNEX B